Filed by Lionheart III Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart III Corp

Commission File No. 001-41011

NASDAQ-bound Security Matters scores deal with PepsiCo Europe

Security Matters has been selected by PepsiCo Europe to promote sustainability across the US giant’s European supply chain, leaning on the Aussie-listed firm’s unique blockchain-tech to identify, sort and pack waste.

PepsiCo says it plans to use Security Matters’ invisible marker system in waste sorting to track closed loop recycling and verify sustainability claims.

The announcement is part of PEP’s initiative to collaborate with six start-ups to promote sustainability in its European supply chain.

“At PepsiCo, we believe in the value of harnessing a digital future to accelerate positive change for our people and planet. We recognise that we have a responsibility to use our resources efficiently and reduce our overall emissions, but we can’t do it alone. By embracing smart collaborations through PepsiCo Labs, we can unlock breakthrough solutions, and play our part in scaling technology innovations. It’s part of our commitment to solving sustainability challenges across our supply chain, and progressing PepsiCo Positive,” Katharina Stenholm, Chief Sustainability Officer at PepsiCo Europe, said.

Haggai Alon, CEO of SMX, said: “SMX is honoured to have been chosen to work with PepsiCo Labs to enable them to identify, track, sort packaging waste. We look forward to continuing our successful relationship and enabling PepsiCo Labs to enhance their packaging waste recycling to become more innovative, sustainable and tangible through SMX’s breakthrough technology to `mark’ the plastic at virgin stage as well as at recycling and sorting facilities - enhancing the sorting capability, resulting in higher rates of plastic recycling content.”

The partnership with PepsiCo follows the massive news last week that the ASX-listed blockchain auditing tech company will be back-ended into the NASDAQ via a SPAC, Lionheart III Corp.

The $US360 million deal values Security Matters (ASX:SMX) at around $US200 million, 14 times its valuation on the ASX.

Total proforma equity value of the combined group is expected to be $US360 million, comprised of the following:

•	US$200 million value for SMX

•	US$126 million of cash in trust with the SPAC if no redemptions

•	US$31 million SPAC sponsor position

Shares in SMX more than doubled as news spread across the bourse.

The firm’s sudden upward trajectory might seem unusual, especially considering its 2021 accounts showed zero revenue, however SMX has been a pioneer in the niche space for many years.

Lionheart’s commitment, while impressive, still allows its SPAC investors to retain the right to trim their positions, which could mean that the final deal values the company at significantly less. Today’s ASX stock price is 2.5 times the pre-SPAC announcement figure.

The new players in the Capital America team

SMX is a self-described start-up focusing on traceability in recycling and the circular economy.

The team provide brand protection, supply chain integrity and as a blockchain-focused tech-firm, the SMX -technology has been tagged as “The Intelligence of Things”, which is basically a comprehensive ecosystem of track and trace for keeping a supply chain’s integrity tip top by providing quality assurance solutions that can be used for raw materials and end products.

The technology comprises a chemical-based, hidden “barcode” system with a “reader” to identify these codes, and a blockchain record to store and protect the ownership of data.

The Israeli-headquartered firm developed a blockchain-powered recycling conveyor that identifies plastics during the recycling process using its chemical marker.

SMX says the marker allows a digital twin to be stored on a blockchain network, which in turn enables product identification and traceability.

Demanding

Demand for the services provided by Security Matters is rising fast as established multinational companies explore new and exciting ways to tap into the blockchain and leverage the unique tech.

The company who was awarded the 2021 Global Waste Management & Recycling Digitalization Technology Innovation Leadership Award by globally respected reputable consulting company, Frost and Sullivan.

The company’s ability to certify materials and provide automated auditing which assists companies in reducing time and resources burden of complying with regulations such as the UK’s Plastic Packaging Tax (PPT), which came into effect in April.

The tax hit UK manufacturers or importers of more than 10 tonnes of plastic packaging in a 12-month period. The PPT is levied on plastic packaging containing less than 30% recycled plastic at a rate of £200 per metric tonne.

About Lionheart III Corp.

Lionheart III Corporation is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. For more information, visit: https://lheartcapital.com/our-companies/lionheart-iii/.

About Security Matters Limited

Security Matters has commenced the commercialisation of its unique, patented technology that uses a hidden chemical-based ‘barcode’ designed to permanently and irrevocably ‘mark’ any object, be it solid, liquid or gas. The barcode is read using the company’s unique ‘reader’ to access the corresponding stored data, recorded and protected using blockchain technology.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Forward-Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination; (iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement to be filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.